Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following questions and answers were made available to Baker Hughes employees on September 28, 2015

BHI Employee FAQs – Divestiture Announcement

1.	Why are these businesses being proposed for divestiture?

•	As anticipated, Baker Hughes and Halliburton will be required to divest some of our overlapping businesses to obtain competition authorities’ approval of the transaction.

2.	How will this announcement to divest these businesses impact employees?

•	In the short term, there should be no impact.

•	Baker Hughes will continue to operate as one company until the sale of the identified businesses are complete.

•	In fact, it is important that you remain focused and continue your everyday work that has made this business what it is today.

3.	When will these divestitures take place?

•	Marketing of these businesses will begin soon, but it may take some time to find the right fit for these valuable businesses. As the goal is for the divested businesses to remain competitive, we want to ensure they are sold to companies that will run them as such.

•	The companies expect to complete the sale of these businesses in the same timeframe as the closing of Halliburton’s acquisition of Baker Hughes.

•	The closing of divestitures will be conditioned upon the closing of Halliburton’s acquisition of Baker Hughes.

4.	What can we expect between now and reaching agreement with a buyer of a divested business?

•	Internally, within the divestitures team, we will be primarily focused on assembling the information that prospective buyers will need to evaluate the business.

•	In the meantime, it is critical for all of us to remain focused on helping our customers achieve their goals while we deliver on our commitments of high quality products, efficiency, and outstanding service.

5.	Do I need to do anything different today in relation to the impacted business?

•	No, it is critical to continue your everyday work that has made this business what it is today.

6.	What should we communicate to our customers and other stakeholders?

•	You can tell customers and other business partners that we remain absolutely focused on service delivery and that we will continue to deliver outstanding solutions and services to our customers.

•	Until the sales of these businesses have closed, Baker Hughes will continue to operate the business as we do today.

•	We will work hard to ensure a seamless transition and the same high quality of service our customers expect from us.

7.	Who can I speak with for further information regarding the divestitures?

•	If you have immediate questions, please submit them to the RedBlue integration e-mail address at askredblue@bakerhughes.com

8.	What should I say if I am contacted by the media or another third party?

•	If you receive any inquiries, please refer them to Melanie Kania in our Media Relations department at Melanie.Kania@bakerhughes.com or 713.439.8303.

9.	What will happen to the remaining Completions and Cementing businesses?

•	Any businesses that are not part of a divestiture transaction would become part of the combined company upon close of the transaction.

10.	How, and when, will I know if I am part of a divested business?

•	Employees who are anticipated to be part of a business that is being divested will be notified by the respective Human Resources organization of Baker Hughes. Specific timing for this notification will vary, depending on the individual role.

11.	How will people be selected to be part of the divested businesses?

•	The divestiture teams are actively performing detailed analyses of current work forces and business needs.

•	The intent is, wherever possible, to specifically identify all employees that currently perform their role for these businesses.

12.	How will support facilities and manufacturing be decided?

•	Detailed analysis of manufacturing requirements and operational requirements for the proposed divestitures are being performed.

•	It is the intent of any transaction to ensure that the divested businesses contain all assets and capabilities required to be a viable and strong competitor.

13.	Does the transaction include engineering, technology, sales, and support?

•	Any businesses proposed for divestiture would be marketed as complete businesses. This would include tangible assets, intangible assets and know-how, facilities, and people. This would also include support functions necessary to run a competitive business.

14.	Who will keep the intellectual property rights for divested businesses?

•	Specific terms and conditions of any divestiture transaction would be negotiated as part of the sales process.

•	It is the intent of any transaction to ensure that the divested businesses contain all assets and capabilities required to be a viable and strong competitor, including intellectual property.

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”). In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Baker Hughes and Halliburton and other documents related to the proposed transaction.  The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Baker Hughes and Halliburton.  INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 23, 2015. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 24, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures. Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers’ business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive. Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate. Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.